Exhibit 21

Subsidiaries of Monocle Holdings Inc.

Subsidiary	State of Incorporation
Monocle Merger Sub 1 Inc.	Delaware
Monocle Parent LLC	Delaware
Monocle Merger Sub 2 LLC	Delaware